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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Press_relations@magicsoftware.com

Danish Ministry Improves Business Process Efficiency With Magic’s iBOLT

Financial information flows securely from online portal to back-end applications at a fraction of the cost of similar integration projects

Houten, The Netherlands (September 21, 2005) – Magic Software Enterprises (NASDAQ: MGIC), announced today that together with its partner VM Line it has successfully implemented a fully integrated and automated system to more effectively communicate financial information pertinent to shipbuilding throughout the relevant departments of the Danish Ministry of Economic and Business Affairs. The new system, which has just gone live, was developed using Magic’s iBOLT integration suite and leverages the benefits of secured web services and digital signatures.

iBOLT extracts forms entered via  www.virk.dk, a secure online portal  designed to encourage communication between the Danish public sector and private companies, and automatically processes and prepares it for analysis by other applications within the Ministry. In addition, all actions including activities and information distribution are logged by iBOLT to ensure that corporate governance regulations are met. Unlike many integration projects of this type, the pre-configured capabilities of iBOLT allowed the development work to take just a few days to complete at a marginal cost.

Martin Pedersen, head of Koncern IT, the Ministry’s IT department comments, “When Magic claimed that it could achieve all this in a short timescale and at a relatively low cost, we were frankly sceptical. Having now completed the project in record time saving ourselves money through greater efficiency, we are extremely pleased with both VM Line and Magic Software. I would highly recommend to anyone who considers putting off integration because of perceived high costs involved, to take a closer look at what iBOLT can achieve.”

iBOLT has enabled the Ministry to conclude the project quickly and easily by allowing both IT and business personnel to work together in each stage of the development process.  iBOLT enabled to perform the project as a series of simple tasks, leveraging its user-friendly GUI-based interface with drag & drop capability and pre-configured connectors and adaptors for most standard business applications and databases.

Regev Yativ, Managing Director of Magic Software EMEA said, “iBOLT is extremely easy to use with typically zero programming required to tackle most integration issues. As demonstrated in this project, setting up complex business processes that rely on information from all areas of the business operation is a relatively simple task, allowing customers to concentrate on the issues that will improve their business efficiency rather than on IT technicalities.”

About VM-Line

VM-Line (Copenhagen) is a leading software developer and systems integrator in the Nordics that counts amongst its customers Denmark’s Ministry of Economy & Business Affairs, The Danish Telecom Agency, United Nations, Deutsche Bank and PA Consulting Group.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), is a leader in composite application development and deployment platforms, featuring a Service Oriented Architecture (SOA), Application Integration and Business Process Management (BPM). Magic customers rapidly develop and deploy applications, customizing and integrating with existing and legacy systems. Our products build on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: September 21, 2005